APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Mushin Bar, LLC
Income Statement - unaudited
For the period ended Dec. 31 2020

	Current Period	Prior Period
	31-Dec-20	31-Dec-19
REVENUES		
Sales	$ -	$ -
Other Revenue	-	-
TOTAL REVENUES	-	-
COST OF GOODS SOLD		
Cost of Sales	-	-
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	-	-
GROSS PROFIT (LOSS)	-	-
OPERATING EXPENSES		
Advertising and Promotion	-	-
Bank Service Charges	-	-
Business Licenses and Permits	-	-
Computer and Internet	-	-
Depreciation	-	-
Dues and Subscriptions	-	-
Insurance	-	-
Meals and Entertainment	-	-
Miscellaneous Expense	-	-
Office Supplies	-	-
Payroll Processing	-	-
Professional Services - Legal, Accounting	-	-
Occupancy	-	-
Rental Payments	-	-
Salaries	-	-
Payroll Taxes and Benefits	-	-
Travel	-	-
Utilities	-	-
Website Development	-	-
TOTAL OPERATING EXPENSES	-	-

OPERATING PROFIT (LOSS)	-	-
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ -	$ -

Mushin Bar LLC
Balance Sheet - unaudited
For the period ended 12/31/2020

	Current Period	Prior Period
	31-Dec-20	31-Dec-19
ASSETS		
Current Assets:		
Cash	$ 1,750.00	$ -
Petty Cash	-	-
Accounts Receivables	-	-
Inventory	-	-
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	1,750.00	-
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	73,000.00	-
Computer Equipment	14,000.00	-
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	87,000.00	-
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	37,500.00	-
Other Assets	-	-
Total Other Assets	37,500.00	-
TOTAL ASSETS	$ 126,250.00	$ -
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ 50,000.00	$ -
Business Credit Cards	14,000.00	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	-	-
Current Portion of Long-Term Debt	-	-
Total Current Liabilities	64,000.00	-
Long-Term Liabilities:		
Notes Payable	-	-

Mushin Bar, LLC
Statement of Cash Flow - unaudited
For the period ended Dec. 31 2020

	Current Period	Prior Period
	31-Dec-20	31-Dec-19
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	-	-
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	-	-
Net Cash Flows From Operating Activities	-	-
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	-	-
CASH - BEGINNING	-	-
CASH - ENDING	-	-

I, Babatunde Afolabi, certify that:

1. The financial statements of Mushin Bar, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Mushin Bar, LLC included in this Form reflects accurately the information reported on the tax return for Mushin Bar, LLC for the fiscal year ended 2019 (most recently available as of the Date of this Form C).

Signature   *Babatunde Afolabi*

Name: Babatunde Afolabi

Title: General Manager